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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53651

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 _____ AND ENDING December 31, 2008 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ECM Securities Corp.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

4740 Peach Street
_____
(No. and Street)

Erie _____ PA _____ 16509 _____

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey W. Evans   814-868-7551

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Root, Spitznas & Smiley, Inc.
_____
(Name - *if individual, state last, first, middle name*)

900 State Street, Suite One   Erie   PA   16501

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 2 6 2009

Washington, DC
100

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Jeffrey W. Evans, President of Evans Capital Management, Inc. (the parent company of ECM Securities, Inc.) and President of ECM Securities, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ECM Securities, Inc. as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any shareholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
President

Subscribed and sworn to before me
this _20_ day of _February_ 2009

_____
Notary Public

This report contains (check all applicable boxes):

_x_	(a)	Facing page
_x_	(b)	Statement of Financial Condition
_x_	(c)	Statement of Income
_x_	(d)	Statement of Changes in Stockholders' Equity
_x_	(e)	Statement of Cash Flows
___	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
_x_	(g)	Computation of Net Capital
_x_	(h)	Computation for Determination of Reserve Requirements Pursuant to rule 15c3-3.
_x_	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
_x_	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
_x_	(l)	An Oath or Affirmation
___	(m)	A copy of the SIPC Supplemental Report
___	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
_x_	(o)	Independent auditor's report on internal accounting control.

C O N T E N T S

Root, Spitznas & Smiley, Inc.
Certified Public Accountants

900 State Street
Suite One
Erie, Pennsylvania 16501-1450

814-453-7731
FAX: 814-455-6799

Michael N. Barko, CPA
J. Randolph Gehrlein, CPA
James T. Scavona, CPA

Independent Auditor's Report

Board of Directors
ECM Securities, Inc. (a wholly owned subsidiary of Evans Capital Management, Inc.)

We have audited the accompanying statements of financial condition of ECM Securities, Inc. (a wholly owned subsidiary of Evans Capital Management, Inc.) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ECM Securities, Inc. as of December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules on page 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Root, Spitznas and Smiley, Inc.

February 2, 2009

1

ECM Securities, Inc.

STATEMENTS OF FINANCIAL CONDITION

December 31,

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash	$10,298	$11,148
Deposit	294	267
Accounts receivable	24,180	45,513
Prepaid expenses	12,000	-
Total current assets	46,772	56,928
OTHER ASSETS		
Organization costs, net of accumulated amortization of $2,736 and $2,736, respectively (Note B)	-	-
	-	-
	$46,772	$56,928
LIABILITIES		
Accounts payable	$ 2,956	$ 3,373
Total liabilities	2,956	3,373
STOCKHOLDERS' EQUITY		
Common stock, authorized 50,000 shares of $1 par value, issued 1,000 shares	1,000	1,000
Additional contributed capital	26,500	26,500
Retained earnings	16,316	26,055
	43,816	53,555
	$46,772	$56,928

The accompanying notes are an integral part of these statements.

ECM Securities, Inc.

STATEMENTS OF INCOME (LOSS)

Years ended December 31,

	2008	2007
Revenue		
Commissions	$462,465	$604,759
Interest and miscellaneous	-	37,094
Total revenue	462,465	641,853
Operating expenses		
Management and support fees	460,000	627,000
Dues, licenses and subscriptions	6,961	7,225
PA capital stock tax	1,050	1,483
Commissions	788	853
Legal and professional	2,600	2,575
Consulting	736	375
Seminars and conferences	35	135
Office supplies	35	323
Total operating expenses	472,205	639,969
(Loss) income before income taxes	(9,740)	1,884
Income taxes	-	-
NET (LOSS) INCOME	($ 9,740)	$ 1,884

The accompanying notes are an integral part of these statements.

3

ECM Securities, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2008 and 2007

	Common Stock	Additional Contributed Capital	Retained Earnings
Balances at January 1, 2007	$ 1,000	$ 26,500	$ 24,172
Additional capital contributed	-	-	-
Net income	-	-	1,884
Dividends paid to parent company	-	-	-
Balances at December 31, 2007	1,000	26,500	26,056
Additional capital contributed	-	-	-
Net loss	-	-	(9,740)
Dividends paid to parent company	-	-	-
Balances at December 31, 2008	$ 1,000	$ 26,500	$ 16,316

The accompanying notes are an integral part of these statements.   4

ECM Securities, Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31,

	2008	2007
Cash flows from operating activities:		
Net (loss) income	($ 9,740)	$ 1,884
Adjustment to reconcile net income to net cash (used in) provided by operating activities:		
(Increase) decrease in deposits	(27)	226
Decrease (increase) in accounts receivable	21,334	(11,875)
(Increase) decrease in prepaid expenses	(12,000)	226
(Decrease) increase in accounts payable	(417)	973
Net cash used in operating activities	(850)	(8,792)
Cash flows from investing activities:		
Dividends paid	-	-
Net cash used in investing activities	-	-
Net decrease in cash	(850)	(8,792)
Cash at beginning of year	11,148	19,940
Cash at end of year	$ 10,298	$ 11,148

Cash paid during the year for:

	2008	2007
Interest	$ -	$ -
Income taxes	$ -	$ -

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Nature of Operations

The Company is a FINRA registered broker/dealer incorporated under the laws of the Commonwealth of Pennsylvania whose business activities relate to the offer and sale of mutual funds, variable annuities and variable life insurance contracts to clients primarily in Northwestern Pennsylvania. The Company was incorporated on July 26, 2001 as a wholly owned subsidiary of Evans Capital Management, Inc.

2. Estimates in Financial Statements

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

The Company elected to be treated as a "Qualified Subchapter S Subsidiary" corporation for federal and state income tax purposes. As such, Evans Capital Management, Inc., the parent, will report the income and losses of the Company on its corporate income tax return. Accordingly, no provision has been made by the Company for federal or state income taxes.

4. Concentration of Credit Risk

The Company maintains cash balances in one financial institution located in Erie, Pennsylvania. The Company's balance does not exceed the federally insured maximum of $250,000, has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Companies accounts receivable consist of commissions and trails revenue from various investment companies. Management closely monitors outstanding balances, collection losses have been historically immaterial and management is not aware of any customer disputes or financial difficulties.

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

5. Cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE B - ORGANIZATION COSTS

The Company's organization costs consist of legal fees incurred to create the Company. These costs are being amortized over 60 months.

NOTE C - MANAGEMENT AND SUPPORT FEES

The Company's management and support fees are paid to Evans Capital Management, Inc., the parent company. These fees are in accordance with a management and support agreement as well as an allocation of expenses agreement. According to the agreements, these fees represent the Company's portion of shared expenses and the time and effort of the shareholders of the parent for the ongoing direction of the Company. The shared expenses represent all expenses of the parent and all of its subsidiaries that cannot be easily and directly attributable to any separate company, and are therefore paid by the parent.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $7,780, which was $2,780 in excess of its required net capital of $5,000. The Company's net capital ratio was .38 to 1. At December 31, 2007, the Company had net capital of $8,764, which was $3,764 in excess of its required net capital of $5,000. The Company's net capital ratio was .385 to 1.

SUPPLEMENTAL INFORMATION

ECM Securities, Inc.

COMPUTATION OF NET CAPITAL

Year ended December 31, 2008

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 43,816
Less stockholders' equity not allowable	-
Total stockholders' equity qualified for Net Capital	43,816
Additions	-
Total capital and allowable subordinate liabilities	43,816
Deductions and/or charges:	
Total nonallowable assets	(36,036)
Other additions and/or credits	-
Net capital before haircuts on securities positions	7,780
Haircuts on securities	-
Net Capital	$ 7,780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$ 2,956
Additions	-
Total aggregate indebtedness	$ 2,956
Percentage of aggregate indebtedness to net capital	38.0%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 197
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 2,780
Excess net capital at 1000%	$ 7,484

No material differences exist between the above computations and those reported on the unaudited FOCUS report.

ECM Securities, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

Year ended December 31, 2008

This schedule is not applicable for ECM Securities, Inc. as it claims a
K(1) exemption.

ECM Securities, Inc.

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

Year ended December 31, 2008

This schedule is not applicable for ECM Securities, Inc. as it claims a
K(1) exemption.

ECM Securities, Inc.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND
THE COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3

Year ended December 31, 2008

This schedule is not applicable for ECM Securities, Inc. as it claims a
K(1) exemption.

Root, Spitznas & Smiley, Inc.
Certified Public Accountants

900 State Street
Suite One
Erie, Pennsylvania 16501-1450

814-453-7731
FAX: 814-455-6799

Michael N. Barko, CPA
J. Randolph Gehrlein, CPA
James T. Scavona, CPA

<u>Independent Auditor's Report on</u>
<u>Internal Control Structure</u>

Board of Directors
ECM Securities, Inc.

In planning and performing our audit of the financial statements and
supplemental schedules of ECM Securities, Inc., as of and for the year
ended December 31, 2008 in accordance with auditing standards generally
accepted in the United State of America, we considered the Company's
internal control over financial reporting (internal control) as a basis
for designing our auditing procedures for the purpose of expressing our
opinion on the financial statements, but not for the purpose of
expressing an opinion on the effectiveness of the Company's internal
control. Accordingly, we do not express an opinion on the effectiveness
of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange
Commission (SEC), we have made a study of the practices and procedures
followed by the Company including consideration of control activities for
safeguarding securities. This study included tests of such practices and
procedures that we considered relevant to the objectives stated in rule
17a-5(g) in making the periodic computations of aggregate indebtedness
and net capital under rule 17a-3(a)(11) and for determining compliance
with the exemptive provisions of rule 15c3-3. Because the Company does
not carry securities accounts for customers or perform custodial
functions relating to customer securities, we did not review the
practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts,
    verifications and comparisons and recordation of differences
    required by Rule 17a-13.

2. Complying with the requirements for prompt payment for
    securities under Section 8 of Federal Reserve Regulation T of
    the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and
maintaining internal control and the practices and procedures referred
to in the preceding paragraph. In fulfilling this responsibility,
estimates and judgments by management are required to assess the expected
benefits and related costs of controls and of the practices and
procedures referred to in the preceding paragraph and to assess whether
those practices and procedures can be expected to achieve the SEC's above
mentioned objectives.

12

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Root, Spitznas and Smiley, Inc.

February 2, 2009